PRESS RELEASE

Banro Provides Corporate Update

Toronto, Canada – June 2, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces changes the Company has made and is proposing to make to the composition of its board of directors (“Board”).

New Chairman of the Board

Banro is pleased to announce the appointment of Richard Brissenden to the role of Chairman of the Board. Mr. Brissenden, with his extensive experience as an independent board member, joined Banro’s Board in December of 2013.

“We look forward to receiving the benefits of Richard’s valuable mining company experience and welcome Richard’s continued involvement in the oversight of Banro from this new role,” commented Banro founder Arnold Kondrat. “Banro’s board and management team also wish to thank outgoing Chairman, Bernard van Rooyen, for his long-time service and dedication to the Company as well as his oversight, which has supported the Company’s progress from an early stage exploration company to the company it is today with two operating gold mines.”

Additional Independent Director

The Company also announces the appointment of Thys Terblanche as an additional independent director on the Banro Board. Mr. Terblanche is a mining sector specialist with capital markets, project finance and merger and acquisition experience gained in several key mining financial markets and business/corporate development expertise and experience gained within the industry. He was most recently Managing Director in the mining investment banking group of CIBC World Markets Inc., based in Toronto, and prior to that was Global Head of Mining with an African and emerging market-focused investment bank based in the United Kingdom.  Mr. Terblanche started his mining career working in corporate finance and business development with a major diversified global mining company, based in South Africa and the United Kingdom.  Mr. Terblanche holds Chartered Accountant (South Africa) and Chartered Global Management Accountant (Canada, United Kingdom) qualifications and is currently a member of the board of the Canada Southern African Chamber of Business.

Three Directors Not Standing for Re-Election at AGM (June 27, 2014)

Long serving Banro directors Arnold Kondrat, Bernard van Rooyen and Richard Lachcik will not be standing for re-election at the upcoming annual shareholders’ meeting (“AGM”). The Company wishes to thank all three for their many years of service and oversight as Board members during the Company’s evolution. Mr. Kondrat will remain in his management role as Executive Vice President of Banro. With these changes, the six directors to be nominated for re-election at the AGM are as follows: Richard Brissenden, John Clarke, Maurice Colson, Peter Cowley, Thys Terblanche and Derrick Weyrauch (such that John Clarke, as President and CEO of Banro, will be the only non-independent director on the Board).

These changes to the Banro Board reflect the continued evolution of the Company. Banro’s first gold mine (at Twangiza), which began commercial production in September 2012, was the first new commercial gold mine in the DRC in over 50 years. Within two years of achieving commercial production at Twangiza, Banro finished construction of a second mine (at Namoya) in the DRC, which is currently going through the hot commissioning phase. These are very significant accomplishments, which were carried out during Messrs. Kondrat, van Rooyen and Lachcik’s tenure on the Board. As the Namoya mine approaches commercial production, Banro is reaching a milestone in its history where it will be able to reap the benefits afforded to a multi-mine company, such as opportunities to harness synergies in exploration, extraction and production. These synergies will enable Banro to be more efficient with its infrastructure and workforce.

The development and reorganization of the Banro management team in the DRC over the last year provides Banro with a team of high quality industry professionals with appropriate international experience as well as a ten-year track record of successful operation in the DRC. The team has completed the Twangiza mine expansion project and the construction of the Namoya mine. Going forward, the management team will include a focus on expanding the near-mine potential resources and unlocking the full potential of the Twangiza-Namoya gold corridor.

The refreshed, highly capable Board to be proposed for election at the AGM not only has the skills and experience to deliver the full potential of the Company’s assets along the Twangiza-Namoya gold belt but also reflects the Company’s desire for good governance, solid management direction and professional oversight.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya, located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof) and gold recoveries, and the Company's development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.